[KEEFE, BRUYETTE & WOODS LETTERHEAD]



May 11, 2005

VIA FACSIMILE AND EDGAR
-----------------------
(202) 942-9530

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: United Financial Bancorp, Inc. (Registration Number 333-123371) Request for Acceleration of Effectiveness
                 -----------------------------------------

Ladies and Gentlemen:

     On behalf of Keefe, Bruyette & Woods, Inc. and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join United Financial Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 2:00 p.m. on May 13, 2005, or as soon thereafter as may be practicable.

                                                Sincerely,

                                                /s/ John Hink

                                                John Hink
                                                Vice President